Exhibit 15.4

[IMS HEALTH HQ LIMITED LETTERHEAD]

AstraZeneca PLC
Legal & Secretary’s Department
2 Kingdom Street
London
W2 6BD
For the attention of Adrian Kemp
By fax 020 7604 8151 & by post

25 March, 2013

Dear Ladies and Gentlemen

IMS DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2012

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the US Securities and Exchange Commission, IMS Health HQ Limited hereby authorizes AstraZeneca to refer to IMS Health and certain pharmaceutical industry data derived by IMS Health, as identified (highlighted in yellow) on the pages annexed hereto as Exhibit A, a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2012 (the “Annual Report”), which is incorporated by reference in the registration statements No. 33-83774 for AstraZeneca and Zeneca Wilmington Inc. and No. 333-145848, No. 333-114165 and No. 333-171306 for AstraZeneca, each on Form F-3, and in the registration statements No. 333-09060, No. 333-09062, No. 33-65362, No, 33-65366, No. 333-12310, No. 333-12426, No. 333-12428, No. 333-13328, No. 333-13918, No. 333-124689, No. 333-152767 and No. 333-170381 on Form S-8 for AstraZeneca.

IMS Health’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)	IMS Health has not been provided with a full copy of the draft Annual Report but only a very limited number of pages from the documents as indicated above;

2)
IMS Health has not undertaken an independent review of the information disclosed in the Annual Report other than to discuss our observations as to the accuracy of the information relating to IMS Health and certain pharmaceutical industry data derived by IMS Health;

3)
AstraZeneca acknowledges and agrees that IMS Health shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IMS Health as such; and

4)
AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IMS Health, set forth in the Annual Report as filed with the SEC and agrees to indemnify IMS Health from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ James E. Salitan
James E. Salitan
Vice President and Associate General Counsel, EMEA Region
For and on behalf of IMS Health HQ Limited

ACCEPTED AND AGREED

this 25th day of March 2013

AstraZeneca PLC

/s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary

Exhibit A

Distinctive capabilities

AstraZeneca has clear strengths that allow us to create value for patients and for shareholders:

>	Good underlying science. External opinion leaders confirm that we have strong disease knowledge, research portfolios, and related technology platforms in a number of areas, particularly in oncology, and respiratory and inflammation.
>	Unique scientific capabilities. Few pharmaceutical companies in the world, if any, can match the combination of capabilities that we have in small molecules, biologics, immunotherapies and antibody engineering. These capabilities allow us to produce combination therapies (such as drug antibody conjugates and bispecifics) and customisable molecules, both targeted to specific patient populations.
>	Strong therapy area franchises, brands and commercial capability. Over the past decade, we have developed strong commercial franchises that address respiratory, cardiovascular, oncology and neuroscience diseases. We continue to develop these strong therapeutic area positions: for example, Brilinta/Brilique and the diabetes portfolio we are commercialising jointly with BMS provide the next phase of development for our cardiovascular and metabolic disease franchise. We have strong commercial capability in developing, marketing and selling primary care, specialty care-led and specialty care products.
>	Strong Emerging Markets presence. We combine global reach with local customer relationships. We do this particularly well in Emerging Markets, where we invested early and where our decentralised approach to sales and marketing has allowed us to develop and act on local customer insight. For example, we are the second largest pharmaceutical company in China by sales.

As we look ahead, the future success of an innovation-driven R&D-based business such as AstraZeneca must be based on the twin foundations of a focus on patients and great science. We are one of only a handful of companies to span the entire life-cycle of a medicine from discovery, early and late-stage development to the global commercialisation of primary care, specialty care-led and specialty care medicines. Using these skills and capabilities we can make a real difference to the health of a broad range of patients in disease areas where there is unmet medical need in more than 100 markets around the world. We also harness these skills and capabilities in partnership with others, such as the relationships we have with BMS and Amgen.

Health connects us all

We know we cannot deliver on our commitment to improve healthcare on our own. We work closely with others in the healthcare community to understand their needs and challenges, and how we can combine skills and resources to achieve common goals. To be able to do this, people must have confidence in both what we do and how we do it. We know that their trust depends on us acting with integrity and staying true to our core values.

The principles of Courage, Collaboration and Creativity frame our values. They describe what we stand for as a company, and the behaviours we need to demonstrate to achieve our strategic priorities. These values reflect our belief that health connects us all. They guide our actions and shape the culture that underpins our drive for business success.

AstraZeneca Annual Report and Form 20-F Information 2012	13

Strategy | Our industry

Our industry

Introduction

The pharmaceutical industry has doubled in value since 2000, driven by a large number of FDA approvals in the second half of the 1990s and by the increased use of medicines around the world in the wake of global economic growth in that period. Now, many of the drivers of demand and supply in the industry are under pressure.

Nonetheless, as the figure above shows, the world pharmaceutical market grew by 2.5% in 2012. Average revenue growth in Established Markets was 1.5% while that in Emerging Markets was over seven times higher at 11.1%. The top five pharmaceutical markets in the world remained the US, Japan, Germany, France and China, with the US representing 39.3% of global pharmaceutical sales (2011: 38.1%).

On the demand side, underlying demographic trends remain favourable to long-term industry growth. These are outlined below. However, securing recognition (through reimbursement approval) and reward (through favourable pricing and sales) for innovation is becoming more difficult, as there are intensifying pricing pressures, particularly in Established Markets which are facing rising healthcare costs. Our challenge is to work with governments and other payers to ensure they understand the value of pharmaceutical innovation in order for us to achieve adequate commercial returns on our investment. We also face increased competition from generic medicines as some of the world’s most successful drugs come off patent. Finally, greater regulatory constraints are being placed on the pharmaceutical industry by governments and those who pay for medicines.

On the supply side, the industry faces an ongoing and significant R&D productivity challenge. R&D costs have risen significantly over the past decade, while industry-wide probability of success from pre-clinical to launch continues to decline. For example, the median large pharmaceutical company success rate for 2007 to 2011 in delivering a compound from pre-clinical studies to launch was 2%. These factors are considered in more detail below.

The industry remains highly competitive. Our competitors are other large research-based pharmaceutical companies that discover, develop and sell innovative, patent-protected prescription medicines and vaccines, as well as smaller biotechnology and vaccine companies, and companies that produce generic medicines. While many of our peers are confronting similar challenges, strategically these challenges are being met in different ways. For example, while some companies have pursued a focused strategy, others have diversified by acquiring or building branded generics businesses or consumer portfolios, arguing that this enables them to better meet changing customer needs and smooth risk for shareholders.

While most companies continued to pursue their existing strategies in 2012, there were exceptions with some companies moving away from diversification. Key trends across the industry included ongoing efforts to improve R&D innovation and productivity, expansion of geographic scope, especially in Emerging Markets and Japan, and the pursuit of operational efficiency. There was an increase in business development and partnering at all stages of product development, with a continued increase in peer collaboration.

Growth drivers

Expanding patient populations

The world population is expected to rise from its current level of some seven billion and reach nine billion by 2050. In addition, the number of people who can access healthcare continues to increase, particularly among the elderly. Globally, it is estimated that between 2000 and 2050, the number of people aged 60 years and over will increase from 605 million to two billion.

Faster-developing economies, such as China, India and Brazil, offer new opportunities for the pharmaceutical industry to help an expanding number of patients who can benefit from innovative medicines. Developing markets now represent approximately 85% of the world population and over 22% of the world’s pharmaceutical revenues. Pharmaceutical revenues in those markets therefore continued to grow faster than those in Established Markets in 2012. As the Estimated pharmaceutical market growth 2011-2016 figure on page 20 shows, we expect this trend will continue.

Unmet medical need

In most developed markets, ageing populations and certain lifestyle choices such as smoking, a poor diet and lack of exercise drive an increased incidence of non-communicable diseases (NCDs) such as cancer, cardiovascular/ metabolic and respiratory diseases which require long-term management. In 2008, almost two-thirds of deaths globally were from NCDs and 80% of those were in lower and middle income countries. For example, in South Asia it is estimated that deaths from NCDs will increase from half to almost three-quarters of all deaths between 2008 and 2030. It is also estimated that nearly one-third of the world’s diabetes patients will come from

16	AstraZeneca Annual Report and Form 20-F Information 2012

Strategy | Our industry

So far as the development of biosimilars is concerned, health authorities continue to face the challenge of developing robust standards to ensure their safety, effectiveness and quality. For further information on biosimilars, see the Patent expiries and genericisation section below.

Efforts to harmonise regulations globally continue, yet the number of regulations and their impact continue to multiply. Clinical trials that support the registration of products in a given regulatory jurisdiction must be relevant to a variety of patient demographics. Programmes using foreign clinical trial data also need to meet each individual health authority’s requirements and be relevant to their population. Health authorities continue to redefine patient safety assessment processes. In addition, in emerging pharmaceutical markets, health authorities are developing their own individual requirements and safety initiatives.

One impact of the growing complexity and globalisation of clinical studies, and the pressure on industry and healthcare budgets, has been an increase in industry collaborations with health authorities. These are driving innovation and streamlining regulatory processes, as well as defining and clarifying approval requirements for new technology and approaches such as personalised healthcare. They are also accelerating the development of treatments that address public health priorities.

In another trend, health technology assessors and payers are increasingly assessing not only the safety of products but also their relative effectiveness and value. Consequently, there is a heightened interest by health authorities in both comparative clinical effectiveness and the ongoing benefit/risk assessment of medicines after they have been approved. This is resulting in a greater focus on incorporating validated health outcome measures into clinical trials and the development of clinical comparative evidence.

However, it remains the case that when applications are supported by strong data and compelling benefit/risk propositions, regulators are approving drugs that address unmet medical need.

Pricing pressure

The pricing and reimbursement environment in many markets continues to be highly challenging. Most pharmaceutical sales are generated in highly regulated markets where governments and private payers, such as insurance companies, exert various levels of control on pricing and reimbursement. Cost-containment, including containment of spending on pharmaceuticals, continues to be a focus. A wave of austerity programmes following the current global economic downturn further constrain healthcare providers and tougher economic conditions constrain those patients who pay directly for their medicines. Additional challenges may arise if suppliers and distributors face credit-related difficulties. At the same time, significant extra resources are required by pharmaceutical companies to demonstrate to payers the economic as well as therapeutic value of medicines.

In 2012, pressures on pricing included the implementation of a variety of drug price control mechanisms and other regulatory reforms, as well as the introduction of fixed hospital tariffs which can act as a method of controlling drug costs by incentivising hospitals to choose cheaper generic alternatives over patent-protected medicines.

In the US, the Affordable Care Act has already had a direct impact on healthcare activities despite the fact that many of the healthcare coverage expansion provisions of the Affordable Care Act do not take effect until 2014. For example, in 2010 there was an increase in the mandatory Medicaid rebates. In addition, the pharmaceutical industry, including AstraZeneca, is making prescription drugs more affordable to senior citizens through, for example, helping to close the coverage gap in the Medicare Part D prescription drug programme. The industry continues to work with policymakers and regulators with a view to ensuring that they strike a balance between containing costs, improving outcomes and promoting an environment that fosters medical innovation.

In August 2011, as part of the bipartisan agreement to raise the federal debt ceiling, the US Congress created the Joint Select Committee on Deficit Reduction (Committee). The Committee was empowered to recommend a package of $1.2 trillion in cost savings with the requirement that, if the Committee failed to reach an agreement, the savings would be achieved through across the board spending cuts (sequestration).

18	AstraZeneca Annual Report and Form 20-F Information 2012

The Committee discussions ended without reaching an agreement and, barring future action by Congress, sequestration was to take effect on 2 January 2013. Sequestration would have impacted most federal government healthcare programmes with broad reductions in federal government spending. On 3 January 2013, President Barack Obama signed a bill that avoided sequestration. The bill allowed the US Congress and the President an additional two months to address the sequestration challenge. As Congress and the President continue to discuss how to reduce government expenditure, some policymakers may look to the pharmaceutical industry to help achieve the cost savings they seek.

In Europe, governments have issued new legislation on mandatory discounts, clawbacks and referencing rules, driving prices down, especially in the distressed economies of Greece, Portugal and Spain. It has been estimated that in Greece, Ireland, Italy, Portugal and Spain the pharmaceutical industry accommodated price cuts and discounts of more than €7 billion in 2010 and 2011, which amounted to 8% of the industry’s turnover in these countries. In Germany, Europe’s largest pharmaceutical market, manufacturers are now required to prove the additional benefit of their drugs over existing alternatives. Only by showing additional benefit can the drug avoid being transferred to the German reference pricing system, where, for each drug group, a single reimbursement level or reference price is set.

Elsewhere, in China, the triennial maximum retail drug price review took place in 2012, with more stringent rules being imposed compared with previous rounds of cuts, while in Japan biennial cuts are expected to continue. In Latin America, pricing is increasingly controlled by governments, for example in Colombia and Venezuela.

More information regarding the impact of price controls and reductions, as well as the impact of healthcare reform in the US, can be found in the Principal risks and uncertainties section from page 75. The principal aspects of price regulation in our major markets are described further in the Geographical Review from page 70.

Patent expiries and genericisation

We are in the middle of a period in which some of the biggest selling drugs the industry has ever produced face patent expiry. As a consequence, payers, physicians and patients in Established Markets will have access to low price, generic alternatives in many important classes of primary care drugs. For example, in the US in 2012, generics constituted 84% of the market by volume.

Patents only protect pharmaceutical products for a finite period and the expiry or early loss of patents often leads to the availability of generics. Generic versions of drugs are very competitive with significantly lower pricing than the innovator equivalents. This is partly due to lower investment by generic manufacturers in R&D and market development. While generic competition has traditionally occurred when patents expire, it can also occur where the validity of patents is disputed or successfully challenged before expiry. Such early challenges by generics have increased with generics companies increasingly willing to launch products ‘at risk’, for example, prior to resolution of the relevant patent litigation. This trend is likely to continue, resulting in significant market presence for the generic version during the period in which litigation remains unresolved, even though the courts may subsequently rule that the innovative product is properly protected by a valid patent. The unpredictable nature of patent litigation has led innovators to seek to settle such challenges on terms acceptable to both innovator and generic manufacturer. However, some competition authorities have sought to challenge the scope and/or availability of this type of settlement agreement.

Biologics have, to date, sustained longer life-cycles than traditional small molecule pharmaceuticals and have faced less generic competition. This is due to a more complex manufacturing process for biologics compared with small molecule medicines. It is also due to the inherent difficulties in producing a biosimilar which, as a biological equivalent, rather than an exact chemical copy, could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approvals pathways for biosimilar versions, innovative biologics are likely to become increasingly subject to competition from biosimilars.

AstraZeneca Annual Report and Form 20-F Information 2012	19

Strategy | Our strategy

Building trust

The pharmaceutical industry faces a challenge in building and maintaining trust, particularly with governments and regulators. The last 10 years have seen a significant increase in the number of settlements between innovator companies and governmental and regulatory authorities for violations of a variety of laws. These include breaches of sales and marketing practices, inducements of physicians to administer a company’s products and breaches of anti-trust legislation. For some audiences, there is a perception that pharmaceutical companies place their commercial goals above the interests of patients, physicians and payers. Companies are taking steps to change this perception by embedding a culture of ethics and integrity, adopting higher standards of governance and improving relationships with employees, shareholders and other stakeholders.

Our strategy

AstraZeneca’s mission is to make the most meaningful difference to health through great medicines.

Our strategic review has confirmed our belief that biopharmaceuticals remain an attractive business, with strong underlying drivers of demand: expanding and ageing populations, a growing chronic disease burden, and increasing wealth through economic growth, especially in Emerging Markets. While the hurdles to adopting new products have been raised, there remains a willingness to pay for differentiated, innovative medicines.

We further believe that AstraZeneca has the skills and capabilities to take advantage of these opportunities and turn them into long-term value. We will do this by exploiting and further developing our competitive advantage: an innovation and science-led organisation capturing the best of biologics, small molecules, immunotherapies and antibody engineering.

Our revised strategy is to compete as a global biopharmaceutical business delivering great medicines to patients through innovative science and excellence in development and commercialisation:

>	global – in that we believe we combine global reach with local customer relationships and have the ability to meet healthcare needs in both developed and developing markets efficiently and effectively
>	biopharmaceutical – in that we will develop both chemical (small molecule) and biological (large molecule) medicines available by prescription, targeting those product categories where medical innovation or brand equity will continue to enable us to make acceptable levels of return on our investments
>	innovative science – in that we believe that innovative science must be the foundation for procuring differentiated, novel medicines that benefit patients and for which payers will pay
>	excellence in development and commercialisation – in that we believe we have strong commercial franchises and capability in developing, marketing and selling primary care, specialty care-led and specialty care products.

We are currently completing the strategic review that we began in 2012. We plan to hold a Capital Markets Day in March 2013 to provide a more detailed exposition of our strategic priorities.

Changes to the Senior Executive Team

In January 2013, we unveiled changes to our Senior Executive Team that came into immediate effect. Membership of the SET has been expanded to include increased representation of AstraZeneca’s scientific expertise, key products and key markets. Changes included the creation of:

>	three senior R&D roles responsible for discovery and early-stage development in small molecules; discovery and early-stage development in biologics; and late-stage development
>	three roles representing the commercial regions: North America; Europe; and International.

20	AstraZeneca Annual Report and Form 20-F Information 2012

A further role will be responsible for global portfolio and product strategy, bridging the R&D and sales organisations. An appointment will be made at a later date.

The new SET structure is designed to provide sharper management focus on our key pipeline assets, product portfolio and key regions, as well as devolving and accelerating decision making. It draws heavily from the leadership talent within AstraZeneca, with the six new members being internal appointments. The full membership of the SET, together with information about individual members and their responsibilities, is shown in the Senior Executive Team section on pages 108 and 109.

Restructuring

Since 2007, we have undertaken significant efforts to restructure and reshape our business to improve long-term competitiveness.

The first phase was completed in 2009.

The second phase, which featured a significant change programme in R&D, began in 2010. The restructuring actions for this phase of the programme were completed in 2011, at a total programme cost of $2.1 billion. Headcount changes associated with this phase, involving an estimated 9,000 positions, were also completed. Total annual benefits of $1.9 billion were to be delivered by the end of 2014 in connection with this phase of the programme, of which $1.5 billion had been achieved by the end of 2012.

A third phase of restructuring was announced in February 2012. This phase, comprising initiatives across the supply chain, SG&A and R&D, carries an estimated programme cost of $2.1 billion (approximately $1.7 billion in cash costs). Restructuring costs of $1,558 million associated with this third phase were taken in 2012, together with $261 million that was charged in the fourth quarter of 2011. Most of the remaining costs of approximately $300 million will be taken in 2013. To date, actions involving around 6,300 of the estimated 7,300 positions to be impacted in connection with this phase of the programme have been completed. When completed, this phase is expected to deliver an estimated $1.6 billion in annual benefits by the end of 2014, of which approximately $350 million was realised by the end of 2012.

These restructuring programmes have been delivering their targeted benefits, and are designed to continue to provide the headroom to make appropriate investments to drive future growth and value, such as Emerging Markets commercial infrastructure and expansion of our research capabilities in biologics.

Medium-term planning assumptions

We believe challenging market conditions will persist in 2013, including continued government interventions in price. The revenue impact from the loss of exclusivity will also continue to affect our performance. In the context of the ongoing update to our strategy, we have withdrawn the planning assumptions for revenue and margin evolution for the period 2010 to 2014 that we had outlined in January 2010.

AstraZeneca Annual Report and Form 20-F Information 2012	21

Performance | Therapy Area Review

Therapy area world market

(MAT/Q3/12) ($bn)

Our marketed products

Cardiovascular diseases

>	Crestor[1] (rosuvastatin calcium) is a statin used for the treatment of dyslipidaemia and hypercholesterolemia. In some markets it is also indicated to slow the progression of atherosclerosis and to reduce the risk of first cardiovascular (CV) events.
>	Atacand[2] (candesartan cilexetil) is an angiotensin II antagonist used for the 1st line treatment of hypertension and symptomatic heart failure.
>	Seloken/Toprol-XL (metoprolol succinate) is a beta-blocker once daily tablet used for 24-hour control of hypertension and for use in heart failure and angina.
>	Tenormin (atenolol) is a cardioselective beta-blocker used for hypertension, angina pectoris and other CV disorders.
>	Plendil (felodipine) is a calcium antagonist used for the treatment of hypertension and angina.
>	Zestril[3] (lisinopril dihydrate) is an angiotensin-converting enzyme inhibitor used for the treatment of a wide range of CV diseases, including hypertension.
>	Axanum (acetylsalicylic acid (ASA) and esomeprazole) is a fixed-dose combination indicated for prevention of CV events in high-risk CV patients in need of daily low-dose ASA treatment and who are at risk of gastric ulcers.
>	Brilinta/Brilique (ticagrelor) is an oral antiplatelet for the treatment of acute coronary syndromes (ACS).

Diabetes

>	Forxiga[4] (dapagliflozin) is a selective and reversible inhibitor of human sodium-glucose co-transporter 2 (SGLT2 inhibitor) indicated as an adjunct to diet and exercise as a once daily oral medication to improve glycaemic control in adult patients with Type 2 diabetes mellitus as add on combination therapy or as monotherapy in metformin-intolerant patients.
>	Komboglyze[4] (saxagliptin and metformin HCl) is an immediate release fixed-dose combination indicated as an adjunct to diet and exercise to improve glycaemic control in adult patients with Type 2 diabetes mellitus inadequately controlled on their maximally tolerated dose of metformin alone or those already being treated with the combination of saxagliptin and metformin as separate tablets.
>	Kombiglyze XR4 (saxagliptin and metformin XR) is an extended release fixed-dose combination indicated as an adjunct to diet and exercise to improve glycaemic control in adults with Type 2 diabetes mellitus when treatment with both saxagliptin and metformin is appropriate.
>	Onglyza[4] (saxagliptin) is a DPP-IV inhibitor used for the treatment of Type 2 diabetes.
>	Byetta[4] (exenatide injection) is an injectable medicine indicated to improve blood sugar (glucose) control along with diet and exercise in adults with Type 2 diabetes mellitus.
>	Bydureon[4] (exenatide extended release injectable suspension) is an injectable medicine indicated to improve blood sugar (glucose) along with diet and exercise in adults with Type 2 diabetes mellitus.
>	Symlin[4] (pramlintide acetate) is an injected amylin analogue for the treatment of Type 1 and Type 2 diabetes in patients with inadequate glycaemic control on meal-time insulin.

[1]	Licensed from Shionogi & Co. Ltd.
[2]	Licensed from Takeda Chemicals Industries Ltd.
[3]	Licensed from Merck.
[4]	Co-developed and co-commercialised with BMS.

52	AstraZeneca Annual Report and Form 20-F Information 2012

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Crestor	6,253	(6)	(4)	3,164	3	1,156	(6)	2	1,269	(24)	(23)	664	–	4	6,622
Atacand	1,009	(30)	(27)	150	(18)	422	(42)	(39)	142	(33)	(33)	295	(9)	(3)	1,450
Seloken/ Toprol–XL	918	(7)	(4)	320	(21)	70	(18)	(12)	30	(21)	(21)	498	8	13	986
Onglyza	323	53	53	237	52	47	38	38	13	86	86	26	86	86	211
Plendil	252	(2)	(2)	4	(50)	18	(22)	(17)	12	(14)	(14)	218	3	2	256
Tenormin	229	(15)	(13)	10	(9)	50	(15)	(8)	106	(15)	(15)	63	(16)	(12)	270
Brilinta/ Brilique	89	324	348	19	73	55	n/m	n/m	3	n/m	n/m	12	n/m	n/m	21
Byetta	74	n/m	n/m	74	n/m	–	–	–	–	–	–	–	–	–	–
Bydureon	37	n/m	n/m	37	n/m	–	–	–	–	–	–	–	–	–	–
Others*	347	(12)	(8)	25	150	157	(17)	(12)	32	(15)	(15)	133	(15)	(12)	396
Total	9,531	(7)	(4)	4,040	5	1,975	(16)	(10)	1,607	(23)	(23)	1,909	–	4	10,212

2011
Crestor	6,622	16	13	3,074	16	1,225	10	5	1,662	25	15	661	9	8	5,691
Atacand	1,450	(2)	(6)	182	(16)	731	(1)	(6)	213	(5)	(13)	324	6	7	1,483
Seloken/ Toprol–XL	986	(19)	(20)	404	(41)	85	(7)	(12)	38	(3)	(13)	459	17	15	1,210
Onglyza	211	206	206	156	189	34	240	240	7	250	250	14	367	367	69
Plendil	256	–	(4)	8	(47)	23	(15)	(19)	14	–	(7)	211	6	2	255
Tenormin	270	(2)	(8)	11	(15)	59	(3)	(8)	125	(2)	(10)	75	–	(1)	276
Brilinta/ Brilique	21	n/m	n/m	11	n/m	9	n/m	n/m	–	–	–	1	n/m	n/m	–
Zestril	144	(8)	(11)	10	–	71	(12)	(16)	14	(18)	(24)	49	–	(2)	157
Others	252	(4)	(7)	–	(100)	119	5	–	25	(4)	(15)	108	–	–	262
Total	10,212	9	5	3,856	6	2,356	6	1	2,098	18	9	1,902	9	8	9,403

*	Includes Zestril

For a detailed narrative explanation of the financial performance of our products please see the Geographical Review from page 70.

AstraZeneca is one of the world leaders in cardiovascular (CV) medicines, working to improve the treatment of diseases that cause 17 million deaths each year.

We aim to build on our strong position, with a particular focus on thrombosis (blood clotting), atherosclerosis (hardening of the arteries), metabolic diseases, and diabetes and its complications. Despite improvements in the quality of diagnosis and treatment, the unmet medical need remains high and these disease areas, and their complications, continue to grow worldwide (both in Established Markets and Emerging Markets) as a consequence of the spread of a westernised lifestyle.

We are developing potential new therapies using a variety of approaches, including small molecules, antibodies, peptides and proteins, to address unmet medical need in the treatment of obesity, diabetes and heart disease.

Cardiovascular diseases

Hypertension (high blood pressure) and dyslipidaemia (abnormal levels of blood cholesterol) damage the arterial wall which may lead to atherosclerosis. CV events driven by atherosclerotic disease remain the leading cause of death in the western world. Lipid-modifying therapy, primarily statins, is a cornerstone for the treatment of atherosclerosis.

Acute coronary syndromes (ACS) is an umbrella term for sudden chest pain and other symptoms due to insufficient blood supply (ischaemia) to the heart muscle. ACS is the acute culmination of ischaemic heart disease. There remains a significant need to improve outcomes and reduce the costs of treating ACS.

Our 2012 focus

Globally, Crestor has continued to gain market share (by value) since its launch in 2003, with its differentiated profile in managing cholesterol levels and its more recent label indications for slowing the progression of atherosclerosis and reducing the risk of CV events in some markets.

Crestor is the only statin with an atherosclerosis indication in the US which is not limited by disease severity or restricted to patients with coronary heart disease. A competitor to Crestor, atorvastatin (Lipitor), was available in generic form in the US from late 2011, and from May several generic atorvastatin products have become available in the market.

Fewer than half the people thought to have high levels of low-density lipoprotein cholesterol (LDL-C) (so-called ‘bad cholesterol’) are diagnosed and treated. Of treated patients, only about half reach their doctors’ recommended cholesterol targets using existing treatments. Study data has shown that the usual 10mg starting dose of Crestor is more effective at lowering LDL-C and produces greater achievement of LDL-C goals than commonly prescribed doses of other statins. Crestor also produces an increase in high-density lipoprotein cholesterol (HDL-C) (so-called ‘good cholesterol’) across the dose range and has again been shown to reduce atherosclerotic plaque in the SATURN study published in 2011.

AstraZeneca Annual Report and Form 20-F Information 2012	53

Performance | Therapy Area Review

Therapy area world market

(MAT/Q3/12) ($bn)

For a detailed narrative explanation of the financial performance of our products please see the Geographical Review from page 70.

Our marketed products

>	Nexium (esomeprazole magnesium) is the first proton pump inhibitor (PPI) used for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.
>	Losec/Prilosec (omeprazole) is used for the short-term and long-term treatment of acid-related diseases.
>	Entocort (budesonide) is a locally acting corticosteroid used for the treatment of inflammatory bowel disease.

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Nexium	3,944	(11)	(10)	2,272	(5)	417	(45)	(41)	476	(12)	(11)	779	7	11	4,429
Losec/Prilosec	710	(25)	(24)	30	(21)	188	(22)	(17)	316	(29)	(29)	176	(20)	(20)	946
Others	198	24	25	145	44	38	(17)	(11)	6	–	–	9	29	29	161
Total	4,852	(12)	(11)	2,447	(4)	643	(39)	(34)	798	(20)	(19)	964	1	4	5,536

2011
Nexium	4,429	(11)	(12)	2,397	(11)	762	(37)	(39)	540	19	10	730	18	20	4,969
Losec/Prilosec	946	(4)	(11)	38	(21)	242	(4)	(10)	447	2	(7)	219	(12)	(15)	986
Others	161	21	19	101	33	46	2	(2)	7	17	17	7	17	–	133
Total	5,536	(9)	(11)	2,536	(10)	1,050	(30)	(33)	994	11	2	956	9	10	6,088

56	AstraZeneca Annual Report and Form 20-F Information 2012

Performance | Therapy Area Review

Therapy area world market

(MAT/Q3/12) ($bn)

Our marketed products

Respiratory syncytial virus (RSV)

>	Synagis (palivizumab) is a humanised MAb used for the prevention of serious lower respiratory tract disease caused by RSV in paediatric patients at high risk of acquiring RSV disease.

Serious bacterial infections

>	Zinforo[1] (ceftaroline fosamil) is a novel injectable cephalosporin used in community-acquired pneumonia (CAP) and complicated skin and soft tissue infections (CSSTI).
>	Cubicin[2] (daptomycin) is a cyclic lipopeptide anti-bacterial used for the treatment of serious infections in hospitalised patients.
>	Merrem/Meronem[3] (meropenem) is a carbapenem anti-bacterial used for the treatment of serious infections in hospitalised patients.

Influenza virus

>	FluMist/Fluenz (influenza vaccine live, intra-nasal) is an intra-nasal live, attenuated, trivalent influenza vaccine.

[1]	Licensed from Forest.
[2]	Licensed from Cubist Pharmaceuticals, Inc.
[3]	Licensed from Dainippon Sumitomo.

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Synagis	1,038	6	6	611	7	427	5	5	–	–	–	–	–	–	975
Merrem/Meronem	396	(32)	(29)	38	(7)	64	(64)	(62)	18	(66)	(66)	276	(11)	(6)	583
FluMist	181	12	12	174	9	3	n/m	n/m	3	n/m	n/m	1	–	–	161
Others	100	(31)	(28)	58	(25)	6	(33)	(11)	16	(20)	(20)	20	(35)	(32)	137
Total	1,715	(8)	(7)	881	4	500	(16)	(15)	37	(49)	(49)	297	(13)	(8)	1,856

2011
Synagis	975	(6)	(6)	570	(12)	404	3	3	–	–	–	1	–	–	1,038
Merrem/Meronem	583	(29)	(30)	41	(68)	179	(45)	(48)	53	(7)	(14)	310	2	–	817
FluMist	161	(7)	(7)	160	(8)	–	–	–	–	–	–	1	–	–	174
Non Seasonal Flu	7	(82)	(82)	7	(82)	–	–	–	–	–	–	–	–	–	39
Others	130	19	17	70	3	10	n/m	n/m	20	–	(25)	30	55	90	108
Total	1,856	(15)	(15)	848	(19)	593	(18)	(19)	73	(5)	(17)	342	5	6	2,176

For a detailed narrative explanation of the financial performance of our products please see the Geographical Review from page 70.

58	AstraZeneca Annual Report and Form 20-F Information 2012

Therapy area world market

(MAT/Q3/12) ($bn)

Our marketed products

Psychiatry

>	Seroquel IR (quetiapine fumarate) is an atypical anti-psychotic drug generally approved for the treatment of schizophrenia and bipolar disorder (mania, depression and maintenance).
>	Seroquel XR (an extended release formulation of quetiapine fumarate) is generally approved for the treatment of schizophrenia, bipolar disorder, major depressive disorder (MDD) and, in some countries, for generalised anxiety disorder (GAD).

Analgesia and anaesthesia

>	Zomig (zolmitriptan) is used for the acute treatment of migraines with or without aura and Zomig Nasal Spray is indicated for the acute treatment of cluster headache in some territories.
>	Diprivan (propofol) is an intravenous general anaesthetic used in the induction and maintenance of general anaesthesia,

for use in intensive care sedation and conscious sedation for surgical as well as diagnostic procedures.

>	Vimovo[1] (naproxen/esomeprazole magnesium) 375/20-500/20mg delayed-release tablet is generally approved for symptomatic relief in the treatment of rheumatoid arthritis, osteoarthritis and ankylosing spondylitis in patients at risk of developing NSAID-associated gastric and/or duodenal ulcers.
>	Naropin (ropivacaine) is used as a long-acting local anaesthetic for surgical anaesthesia and acute pain management.
>	Xylocaine (lidocaine) is a widely used, short-acting local anaesthetic for topical and regional anaesthesia.
>	EMLA (lidocaine and prilocaine) is used as a local anaesthetic for topical application to prevent pain associated with injections and superficial surgical procedures.

[1]	Licensed from Pozen.

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World Sales $m
Seroquel XR	1,509	1	4	811	4	446	(9)	(2)	97	9	10	155	17	27	1,490
Seroquel IR	1,294	(70)	(70)	697	(79)	226	(59)	(56)	202	(11)	(12)	169	(23)	(20)	4,338
Local Anaesthetics	540	(10)	(7)	–	(100)	201	(17)	(11)	206	–	–	133	(8)	(4)	602
Diprivan	291	(1)	2	–	(100)	32	(24)	(19)	78	(6)	(6)	181	15	19	294
Zomig	182	(56)	(54)	12	(92)	103	(41)	(37)	55	(19)	(19)	12	(8)	8	413
Vimovo	65	91	97	25	19	19	217	233	14	133	133	7	n/m	n/m	34
Others	42	30	36	16	n/m	11	(35)	(29)	1	(33)	(33)	14	17	25	33
Total	3,923	(46)	(44)	1,561	(64)	1,038	(32)	(27)	653	(4)	(4)	671	(1)	4	7,204

2011
Seroquel XR	1,490	29	27	779	22	490	36	30	89	46	34	132	40	41	1,154
Seroquel IR	4,338	5	3	3,344	8	546	(3)	(8)	228	2	(8)	220	(15)	(17)	4,148
Local Anaesthetics	602	–	(6)	10	(66)	242	(9)	(13)	205	10	–	145	16	13	605
Diprivan	294	(9)	(13)	12	(73)	42	(16)	(20)	83	9	1	157	4	(1)	322
Zomig	413	(4)	(7)	158	(10)	174	1	(4)	68	(1)	(9)	13	18	9	428
Vimovo	34	n/m	n/m	21	n/m	6	n/m	n/m	6	n/m	n/m	1	n/m	n/m	5
Others	33	(21)	(24)	1	–	17	(37)	(41)	3	–	–	12	9	9	42
Total	7,204	7	5	4,325	8	1,517	6	1	682	10	1	680	5	2	6,704

For a detailed narrative explanation of the financial performance of our products please see the Geographical Review from page 70.

AstraZeneca Annual Report and Form 20-F Information 2012	61

Therapy area world market

(MAT/Q3/12) ($bn)

Our marketed products

>	Arimidex (anastrozole) is an aromatase inhibitor used for the treatment of breast cancer.
>	Zoladex (goserelin acetate implant), in one and three month depots[1], is a luteinising hormone-releasing hormone (LHRH) agonist used for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders.
>	Casodex (bicalutamide) is an anti-androgen therapy used for the treatment of prostate cancer.
>	Iressa (gefitinib) is used as an epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitor that acts to block signals for cancer cell growth and survival in advanced non-small cell lung cancer.
>	Faslodex (fulvestrant) is an injectable oestrogen receptor antagonist used for the treatment of hormone receptor-positive metastatic breast cancer for post-menopausal women whose disease has progressed following treatment with prior endocrine therapy.
>	Nolvadex (tamoxifen citrate) remains a widely used breast cancer treatment outside the US.
>	Caprelsa (vandetanib) is a kinase inhibitor indicated for the treatment of symptomatic or progressive medullary thyroid cancer (MTC) in patients with unresectable (non-operable) locally advanced or metastatic disease.

1	Depots are subcutaneous or intra-muscular injections.

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Zoladex	1,093	(7)	(5)	24	(38)	221	(16)	(12)	448	(9)	(9)	400	4	9	1,179
Faslodex	654	20	24	310	17	186	(4)	4	62	n/m	n/m	96	16	27	546
Iressa	611	10	12	–	(100)	142	12	20	222	9	9	247	12	12	554
Arimidex	543	(28)	(26)	21	(50)	124	(52)	(49)	279	(9)	(9)	119	(18)	(16)	756
Casodex	454	(17)	(16)	(3)	n/m	51	(36)	(31)	301	(17)	(17)	105	(6)	(4)	550
Others	134	13	15	25	108	17	31	46	63	–	–	29	(6)	(3)	120
Total	3,489	(6)	(3)	377	7	741	(21)	(15)	1,375	(4)	(4)	996	2	6	3,705

2011
Zoladex	1,179	6	3	39	(15)	262	(5)	(9)	494	10	–	384	12	18	1,115
Faslodex	546	58	55	264	71	193	56	48	6	n/m	n/m	83	30	28	345
Iressa	554	41	32	2	(50)	127	159	147	204	12	2	221	40	34	393
Arimidex	756	(50)	(53)	42	(91)	260	(55)	(56)	308	7	(2)	146	(3)	(6)	1,512
Casodex	550	(5)	(12)	(6)	(138)	80	(29)	(33)	364	5	(5)	112	9	7	579
Others	120	19	12	12	71	13	18	18	64	10	–	31	24	20	101
Total	3,705	(8)	(12)	353	(51)	935	(19)	(22)	1,440	8	(1)	977	16	16	4,045

For a detailed narrative explanation of the financial performance of our products please see the Geographical Review from page 70.

AstraZeneca Annual Report and Form 20-F Information 2012	65

Performance | Therapy Area Review

We aim to build on our position as one of the world leaders in cancer treatment with established brands such as Zoladex and Arimidex and growing brands such as Faslodex and Iressa.

Our future growth will be driven through targeting the right treatments, both small molecules and biologics, to the right patients, using companion diagnostics where appropriate. This approach is driving the growth of Iressa and is a key focus in the development of our early stage portfolio.

Our 2012 focus

Arimidex, first launched in 1995, remains a leading global hormonal therapy for patients with early breast cancer. This success is largely based on the extensive long-term efficacy and safety results of the ATAC study, which showed Arimidex to be significantly superior to tamoxifen at preventing breast cancer recurrence during and beyond the five year treatment course.

Zoladex, a luteinising hormone-releasing hormone (LHRH) agonist, is approved in 120 countries for the treatment of prostate cancer, breast cancer and certain benign gynaecological disorders. In non-metastatic prostate cancer, Zoladex has been shown to improve overall survival, both when used in addition to radical prostatectomy and when used in addition to radiotherapy. In breast cancer, Zoladex is widely approved for use in advanced breast cancer in pre-menopausal women. In a number of countries, Zoladex is also approved for the adjuvant treatment of early stage pre-menopausal breast cancer as an alternative to and/or in addition to chemotherapy. Zoladex offers proven survival benefits for breast cancer patients with a favourable tolerability profile.

Casodex and Zoladex are both leading endocrine therapies for the treatment of prostate cancer. Casodex is used as a 50mg tablet for the treatment of advanced prostate cancer and as a 150mg tablet for the treatment of locally advanced prostate cancer.

Iressa is approved in 89 countries and is one of the leading epidermal growth factor receptor-tyrosine kinase (EGFR-TK) inhibitors in Japan and the Asia Pacific region where it is marketed for pre-treated advanced non-small cell lung cancer

(NSCLC). Outside the EU, indications are being sought or expanded from the pre-treated setting to include 1st line patients whose tumours harbour activating mutations of the epidermal growth factor receptor (EGFR). In the EU, Iressa is the first personalised medicine for the treatment of adults with locally advanced or metastatic NSCLC with activating mutations.

Faslodex 500mg is now approved in 65 countries including the member states of the EU, the US and Japan. It offers an additional, efficacious, hormonal therapy option for patients with hormone-receptor positive advanced breast cancer. It is given by once monthly injections and is approved for the treatment of hormone-receptor positive advanced breast cancer in post-menopausal women whose disease has progressed following treatment with a prior endocrine therapy. We are now exploring the efficacy and safety of Faslodex 500mg compared to Arimidex in the 1st line advanced breast cancer setting (hormone-naïve patients) in the Phase III FALCON trial.

Caprelsa fights cancer through two proven mechanisms: blocking the development of tumour blood supply by inhibition of the vascular endothelial growth factor pathway and by inhibiting the growth and survival of the tumour through EGFR and rearranged during transfection (RET) pathways. Caprelsa was approved by the FDA and granted Orphan Drug status in April 2011, and was approved in the EU in February 2012 for the treatment of medullary thyroid cancer (MTC) in patients with unresectable locally advanced or metastatic disease. Caprelsa is also approved in Canada and remains under review by other regulatory agencies around the world.

In the pipeline

Our early oncology pipeline includes a range of novel compounds that target signalling pathways believed to be pivotal in cancer cell growth and survival as well as DNA repair mechanisms. Despite set-backs in earlier Phase II trials, olaparib, a poly ADP-ribose polymerase (PARP) inhibitor, continues in Phase II trials in relapsed ovarian cancer, gastric cancer and germline BRCA mutation positive cancers. Olaparib has been approved to begin Phase III in 2013 pending the results of ongoing trials.

Selumetinib, a potent mitogen-activated protein kinase (MEK) inhibitor licensed from Array BioPharma, Inc., continues in Phase II development.

We are also developing potential new cancer drugs using a variety of biologics approaches. Our investigational biologics are directed towards molecular targets with a strong role in cancer progression and incorporate innovative technologies, providing the potential to eliminate cancer cells in more effective ways. Within biologics, we continue to progress a discovery and clinical pipeline that is balanced across different anti-tumour approaches, including disrupting cancer cells’ ability to grow or communicate (growth factor and survival signalling), modulating the blood supply that tumours need to grow (vascular modulation) and activating a patient’s own immune system to eliminate cancer cells (immune-mediated therapy).

We currently have five investigational biologics in Phase I clinical trials and four in Phase II clinical trials. Additional drug candidates are expected to progress into clinical trials in 2013. Moxetumomab is a monoclonal antibody approved to begin Phase III testing in hairy cell leukemia in 2013.

66	AstraZeneca Annual Report and Form 20-F Information 2012

Therapy area world market

(MAT/Q3/12) ($bn)

Our marketed products

>	Symbicort pMDI (budesonide/formoterol in a pressurised metered-dose inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and chronic obstructive pulmonary disease (COPD), including chronic bronchitis and emphysema in the US.
>	Symbicort Turbuhaler (budesonide/ formoterol in a dry powder inhaler) is a combination of an inhaled corticosteroid and a fast onset, long-acting beta2-agonist used for maintenance treatment of asthma and COPD. In asthma, it is also approved for Maintenance And Reliever Therapy (SMART). Symbicort Turbuhaler is used in most parts of the world outside the US.
>	Pulmicort Turbuhaler (budesonide in a dry powder inhaler) is an inhaled corticosteroid used for maintenance treatment of asthma.
>	Pulmicort Respules (budesonide inhalation suspension) is a corticosteroid administered via a nebuliser for the treatment of asthma in both children and adults.
>	Rhinocort (budesonide) is a nasal steroid used as a treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.
>	Oxis Turbuhaler (formoterol in a dry powder inhaler) is a fast onset, long-acting beta2-agonist used for the treatment of bronchial-obstructive symptoms in asthma and COPD.
>	Accolate (zafirlukast) is an oral leukotriene receptor antagonist used for the treatment of asthma.

Our financial performance

	World			US		Western Europe			Established ROW			Emerging Markets			Prior year
2012	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	Sales $m	Reported growth %%	CER growth	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	World sales $m
Symbicort	3,194	1	5	1,003	19	1,313	(8)	(3)	443	6	7	435	(3)	3	3,148
Pulmicort	866	(3)	(1)	233	(16)	156	(17)	(12)	127	1	1	350	17	19	892
Rhinocort	177	(17)	(14)	55	(26)	28	(24)	(19)	17	(15)	(15)	77	(5)	(1)	212
Others	178	(17)	(14)	10	25	92	(16)	(11)	23	4	4	53	(30)	(28)	216
Total	4,415	(1)	2	1,301	8	1,589	(10)	(5)	610	4	5	915	1	5	4,468

2011
Symbicort	3,148	15	11	846	17	1,434	5	–	418	46	35	450	21	19	2,746
Pulmicort	892	2	–	279	(9)	189	(12)	(16)	126	11	2	298	25	23	872
Rhinocort	212	(7)	(9)	74	(20)	37	(5)	(10)	20	25	13	81	3	–	227
Others	216	(15)	(19)	8	(80)	109	(8)	(13)	23	5	–	76	4	1	254
Total	4,468	9	6	1,207	4	1,769	2	(3)	587	34	24	905	19	17	4,099

For a detailed narrative explanation of the financial performance of our products please see the Geographical Review from page 70.

AstraZeneca Annual Report and Form 20-F Information 2012	67

Performance | Therapy Area Review

We aim to build on our strong position in the respiratory and inflammation area through the growth of key products, with new indications and market launches, including chronic obstructive pulmonary disease (COPD), as well as through developing a strong pipeline of novel small molecule and biologics approaches to COPD and asthma.

We aspire to enter the rheumatology market through our biologics pipeline and targeted small molecule approaches such as fostamatinib. With our acquisition of Ardea we have expanded our inflammation focus to include gout.

COPD and asthma

According to WHO, COPD, a serious lung disease that includes chronic bronchitis and/or emphysema, is currently the fourth leading cause of death worldwide, with future increases anticipated. Current treatment has recently demonstrated the potential for some survival benefit but the impact of medication on the course of the disease is small and the prognosis of the COPD patient remains poor. In asthma, unmet medical need for patients whose asthma is inadequately controlled by current treatments remains an important issue and disease normalisation is currently not optimally achieved by any approved treatment.

The typical treatment for both COPD and asthma is a fixed-dose combination of an inhaled corticosteroid (ICS) with a long-acting beta2-agonist (LABA) (for example Symbicort) or for COPD specifically, an inhaled long-acting muscarinic antagonist as either monotherapy or adjunctive to ICS/LABA treatment. Other major asthma treatments include monotherapy ICSs, oral leukotriene receptor antagonists and/or oral steroids for severe disease and (in combination with antibiotics) for exacerbations, as well as a MAb targeting allergic asthma for moderate to severe asthma patients. Over recent years, studies employing patient-centric tools, such as the asthma control questionnaire, have revealed surprisingly low asthma control at all severities, highlighting an underestimated medical need.

Our 2012 focus

Symbicort improves symptoms and provides a clinically important improvement in the health of many patients with either asthma or COPD by providing effective and rapid control of the symptoms.

Symbicort pMDI is indicated in the US for the treatment of asthma in patients 12 years of age and older. The COPD indication was approved and launched in the US in early 2009. In June 2010, the US Prescribing Information was updated to include the FDA’s new recommendations for appropriate use of asthma medications containing LABAs. The class label changes for all LABA-containing products are specific to the treatment of asthma and do not apply to the treatment of COPD.

Symbicort Turbuhaler was originally launched in markets outside the US in 2000 and in Japan in 2010 for the treatment of adult asthma and is co-promoted in Japan with Astellas Pharma, Inc. The COPD indication and the SMART treatment regimen were approved in Japan in 2012.

Symbicort SMART (Symbicort Maintenance And Reliever Therapy) provides improved asthma control including less risk for exacerbations relative to comparators and simplifies asthma management through the use of only one inhaler for both maintenance and relief of asthma symptoms. As well as being a cost-effective treatment, the Symbicort SMART approach reduces the usage of both inhaled and oral corticosteroids compared to other treatment options.

Pulmicort is one of the world’s leading inhaled corticosteroids for the treatment of asthma and is available in several forms. Teva has had an exclusive licence to sell a generic version of Pulmicort Respules in the US since 2009. Pulmicort continues to face increasing challenge from generic products. Patents protecting Pulmicort have been subject to a number of challenges in different jurisdictions. Details of these matters are included in Note 25 to the Financial Statements from page 184.

Clinical studies

In April 2012, the FDA provided AstraZeneca with a Post-marketing Requirement for a Symbicort LABA safety study, designed to be pooled with similar studies with other

LABA products. AstraZeneca is required to conduct a trial comparing Symbicort Inhalation Aerosol with Pulmicort to evaluate the risk of serious asthma outcomes (hospitalisations, intubation, death) in 11,700 adult and adolescent patients. Recruitment in the trial is ongoing.

In the pipeline

Building on our capabilities in combinations and inhaler device development demonstrated through our experience with Symbicort, we are aiming to further improve the mainstay of treatment for COPD patients by combining bronchodilators, being developed in collaboration with Pulmagen Therapeutics (Synergy) Limited, with inhaled anti-inflammatory compounds such as inhaled selective glucocorticoid receptor agonists (AZD5423, which continues in Phase II), being developed in collaboration with Bayer Schering Pharma AG. Additionally, we are targeting inflammation in COPD using oral routes of administration with AZD5069, a CXCR2 antagonist that targets neutrophils which is in Phase II. MEDI8968, an anti-interleukin-IL-1 receptor MAb, and benralizumab, an anti-interleukin-5 receptor MAb, are both in Phase II development for severe to very severe COPD.

We are targeting uncontrolled asthma focusing on reducing the rate of annual asthma exacerbations through small molecule approaches such as a CRTh2 receptor antagonist and toll-like receptor 7 agonists (being developed in collaboration with Dainippon Sumitomo). Biological treatments in Phase IIb include benralizumab and tralokinumab, a MAb that targets interleukin-13. Also, in Phase II, brodalumab is an anti-interleukin-17 receptor MAb (being developed in collaboration with Amgen) for asthma.

In April 2012, AstraZeneca and Amgen agreed to jointly develop and commercialise five MAbs from Amgen’s clinical inflammation portfolio including brodalumab. The collaboration will provide Amgen with additional resources to optimally progress its portfolio, and Amgen will benefit from the strong respiratory, inflammation and asthma development expertise of AstraZeneca’s biologics capabilities. The collaboration will also capitalise on AstraZeneca’s global commercial reach in respiratory and gastrointestinal diseases.

68	AstraZeneca Annual Report and Form 20-F Information 2012

Performance | Geographical Review

2012 in brief

>	In the US, sales were down 21% to $10,655 million (2011: $13,426 million; 2010: $13,727 million). Loss of exclusivity on Seroquel IR in March 2012 as well as the impact of increased generic competition experienced by our other mature brands was partially offset by strong performance from our key brands, Brilinta, Crestor, Onglyza, Symbicort and Faslodex.
>	AstraZeneca is the fourth largest pharmaceutical company in the US, with a 5% market share of US pharmaceuticals by sales value.
>	AstraZeneca is the eighth largest prescription-based pharmaceutical company in Western Europe, with a 3.4% market share of sales by value.
>	Sales in Western Europe were down 19% to $6,486 million (2011: $8,501 million; 2010: $9,168 million). Key drivers of the decline were the volume erosion on Atacand, Seroquel IR, Nexium, Arimidex and Meronem, following entry of generic competition and the negative price and volume impact primarily related to government interventions, particularly in Greece, Italy, Portugal and Spain. This development was partially offset by revenue growth from Brilique, Onglyza, Vimovo and Iressa.
>	Established ROW sales were down 14%. The entry of generic competition of Crestor in Canada, and Seroquel IR and Arimidex in Australia was partially offset by the successful first full year of launch of Nexium and Faslodex in Japan.
>	Emerging Markets sales increased by 4% to $5,752 million (2011: $5,763 million; 2010: $5,198 million) with sales growth in China of 17% and also in Russia of 17%.

2011 in brief

>	In the US, sales were down 2% to $13,426 million (2010: $13,727 million). The pricing impact from US healthcare reform measures lowered revenue by around 3.3%. Good growth for Crestor, the Seroquel franchise, Symbicort and Onglyza, broadly offset the impact of generic competition for Arimidex, Toprol-XL and Merrem, and declines in Nexium.
>	Sales in Western Europe were down 11% to $8,501 million (2010: $9,168 million), due largely to volume erosion on Nexium, Arimidex and Meronem. This was partially offset by volume growth attributable to Crestor, Seroquel XR, Symbicort, Iressa and Faslodex.
>	Established ROW sales were up 4%, driven by continued growth of Symbicort, Crestor, Nexium and the Seroquel franchise. In 2011, AstraZeneca became the largest research-based pharmaceutical company in Canada by sales value.
>	Emerging Markets sales increased by 10% to $5,763 million (2010: $5,198 million), with sales growth in China of 15% and Russia of 19%. Sales in Brazil were down as a result of generic competition for Crestor and Seroquel IR.

For more information regarding our products, see the Therapy Area Review from page 50. Details of material legal proceedings can be found in Note 25 to the Financial Statements from page 184 and details of relevant risks are set out in the Principal risks and uncertainties section from page 75. See the Market definitions table on page 209 for information about AstraZeneca’s market definitions. Sales figures in this Geographical Review are with reference to the customers’ location.

US

AstraZeneca is the fourth largest pharmaceutical company in the US, with a 5% market share of US pharmaceuticals by sales value.

Sales in the US decreased by 21% to $10,655 million (2011: $13,426 million; 2010: $13,727 million), as strong performance from our key brands, Brilinta, Crestor, Onglyza, Symbicort and Faslodex, was offset by loss of exclusivity on Seroquel IR in March 2012 as well as the impact of increased generic competition experienced by our other mature brands. Combined sales of our key brands, Brilinta, Crestor, Onglyza, Symbicort and Faslodex, were up by 9% to $4,733 million (2011: $4,351 million; 2010: $3,569 million). Other drivers of the sales decline include the reduction of sales for Zomig following the licensing of Zomig to Impax Pharmaceuticals Inc. in February 2012 down to $12 million (2011: $158 million; 2010: $176 million), additional generic competition affecting sales of Toprol-XL down to $320 million (2011: $404 million; 2010: $689 million), and loss of exclusivity of Atacand down to $150 million (2011: $182 million; 2010: $216 million).

Brilinta achieved sales of $19 million. Commercial preferred unrestricted managed markets access was 54%

Our financial performance

	2012			2011			2010
	Sales $m	Reported growth %	CER growth %	Sales $m	Reported growth %	CER growth %	Sales $m
US	10,655	(21)	(21)	13,426	(2)	(2)	13,727
Western Europe	6,486	(24)	(19)	8,501	(7)	(11)	9,168
Canada	1,090	(32)	(31)	1,604	6	1	1,510
Japan	2,904	(5)	(5)	3,064	17	6	2,617
Other Established ROW	1,086	(12)	(12)	1,233	18	4	1,049
Established ROW	5,080	(14)	(14)	5,901	14	4	5,176
Emerging Europe	1,165	(6)	2	1,244	7	7	1,165
China	1,512	20	17	1,261	20	15	1,047
Emerging Asia Pacific	923	(5)	(3)	968	9	5	890
Other Emerging ROW	2,152	(6)	–	2,290	9	12	2,096
Emerging Markets	5,752	–	4	5,763	11	10	5,198
Total	27,973	(17)	(15)	33,591	1	(2)	33,269

70	AstraZeneca Annual Report and Form 20-F Information 2012

and trial among target interventional cardiologist initiators was 39% at the end of 2012. Crestor demonstrated resilience in the face of the November 2011 market entry of a generic version and, from May, multiple generic versions of atorvastatin, all competitors of Crestor. Crestor’s performance volume showed resilience in two of the largest and most profitable segments of the market, Commercial and Medicare. Crestor’s existing patient base remained solid, and continuing patients represented 94% of Crestor’s volume. Crestor achieved sales of $3,164 million (2011: $3,074 million; 2010: $2,640 million) and a total prescription share of 11.8% within the statin market. In 2012, Crestor became the most prescribed branded pharmaceutical in the US.

Symbicort pMDI continued to deliver steady growth in the US with sales up 19% to $1,003 million (2011: $846 million; 2010: $721 million) and prescription growth of 12.5%. It achieved a 21.3% total prescription share and a 22.5% new prescription share of the inhaled corticosteroid/long-acting beta2-agonist market.

Following the completion of BMS’s acquisition of Amylin, AstraZeneca and BMS have been developing and commercialising Amylin’s portfolio of products related to diabetes (and other metabolic diseases). Sales of GLP-1 agonists for the treatment of diabetes were $74 million for Byetta, $37 million for Bydureon and $17 million for Symlin.

Onglyza/Kombiglyze XR captured more than one in five new DPP-IV patient treatment decisions and achieved a 2.8% total prescription market share gain in 2012, ending the year with a total prescription market share of 17.1% of the rapidly growing DPP-IV inhibitor market. Onglyza revenues in the US were $237 million (2011: $156 million; 2010: $54 million).

The loss of exclusivity for Seroquel IR in March 2012 resulted in a decrease in sales of 79% to $697 million (2011: $3,344 million; 2010: $3,107 million). In 2012, generics accounted for 58.5% of quetiapine prescriptions in the US. The presence of generic competition impacted the prescription volume of Seroquel XR in 2012. However, sales of Seroquel XR were up 4% to $811 million (2011: $779 million; 2010: $640 million) because of higher prices.

Nexium was the third most prescribed branded pharmaceutical in the US. In the face of continuing generic, OTC and pricing pressures, Nexium sales declined 5% to $2,272 million (2011: $2,397 million; 2010: $2,695 million). Nexium remains the branded market leader retaining significant market share and volume within the proton pump inhibitor class.

In 2012, sales of Synagis were up 7% to $611 million (2011: $570 million; 2010: $646 million). Sales in the 2011 to 2012 RSV season experienced payer pressure, which was offset by heightened awareness efforts surrounding the RSV burden of disease, appropriate patient identification and enhanced efforts to ensure continuity of care for patients from the hospital to the paediatrician’s office.

In March 2010, the Affordable Care Act came into force. It has had, and is expected to continue to have, a significant impact on our US sales and the US healthcare industry as a whole. In 2012, the overall reduction in our profit before tax for the year due to higher minimum Medicaid rebates on prescription drugs, discounts on branded pharmaceutical sales to Medicare Part D beneficiaries and an industry-wide excise fee was $858 million. This amount reflects only those effects of the Affordable Care Act that we know have had or will have a direct impact on our financial condition or results of operations and which we are therefore able to quantify based on known and isolatable resulting changes in individual financial items within our Financial Statements. There are other potential indirect or associated consequences of these legislative developments, which continue to evolve and which cannot be estimated but could have similar impacts. These include broader changes in access to or eligibility for coverage under Medicare, Medicaid or similar governmental programmes, such as the recent proposals to limit Medicare benefits. These could indirectly impact our pricing or sales of prescription products within the private sector. By their nature and the fact that these potentially numerous consequences are not directly linked to a corresponding and quantifiable impact on our Financial Statements, it is not possible to accurately estimate the financial impact of these potential consequences of the Affordable Care Act or related legislative changes when taken together with the number of other market and industry-related factors that can also result in similar impacts. Further details on the impact of the Affordable Care Act are contained in the Pricing pressure section from page 18 and the Principal risks and uncertainties section from page 75.

Currently, there is no direct governmental control of prices for commercial prescription drug sales in the US. However, some publicly funded programmes, such as Medicaid and TRICARE (Department of Veterans Affairs), have statutorily mandated rebates and discounts that have the effect of price controls for these programmes. Additionally, pressure on pricing, availability and utilisation of prescription drugs for both commercial and public payers continues to increase. This is driven by, among other things, an increased focus on generic alternatives. Primary drivers of increased generic use are budgetary policies within healthcare systems and providers, including the use of ‘generics only’ formularies, and increases in patient co-insurance or co-payments. In 2012, 84% of the prescriptions dispensed in the US were generic. While it is unlikely that there will be widespread adoption of a broad national price control scheme in the near future, there will continue to be increased attention to pharmaceutical prices and their impact on healthcare costs for the foreseeable future.

Rest of World

Sales performance outside the US in 2012 was down by 11% to $17,318 million (2011: $20,165 million; 2010: $19,542 million), due to loss of exclusivity, competition from generic products and the continuing challenging economic environment. Combined sales of key products (Arimidex, Crestor, Nexium, Seroquel IR and Seroquel XR, and Symbicort) were down 11% with sales of $8,769 million (2011: $10,301 million; 2010: $9,923 million). Emerging Markets delivered strong sales, up 4% with sales of $5,752 million (2011: $5,763 million; 2010: $5,198 million).

Western Europe

AstraZeneca is the eighth largest pharmaceutical company in Western Europe, with a 3.4% market share of prescription sales by value.

AstraZeneca Annual Report and Form 20-F Information 2012	71

Performance  | Geographical Review

The macro-economic situation has deteriorated, particularly in Greece, Italy, Portugal and Spain which have seen the implementation of new austerity measures, leading to increased pressure on healthcare budgets. Most governments in Europe intervene directly to control the price, volume and reimbursement of medicines. Several governments have imposed price reductions and increased the use of generic medicines as part of healthcare expenditure control. A number of countries are applying strict criteria for cost-effectiveness evaluations of medicines, which has delayed and reduced access to medicines for patients in areas of important unmet medical need. These and other measures all contribute to an increasingly difficult environment for branded pharmaceuticals in Europe.

Total sales in Western Europe were down 19% to $6,486 million (2011: $8,501 million; 2010: $9,168 million) due largely to volume erosion on Seroquel IR, Nexium, Arimidex and Meronem following generic entrants and the negative price and volume impact primarily related to government interventions, particularly in Greece, Italy, Portugal and Spain. The loss of exclusivity for Atacand in April 2012 resulted in a decrease in sales of 39% to $422 million (2011: $731 million; 2010: $736 million). Generics now account for 9.7% of candesartan prescriptions in Western Europe. This development was partially offset by revenue growth attributable to Brilique, Onglyza, Vimovo and Iressa.

Crestor outperformed the statin class with strong 2% sales growth. Generic versions of Seroquel IR are now available in Western Europe, with overall sales down 56% to $226 million (2011: $546 million; 2010: $560 million).

Brilique has been launched in all markets in Western Europe and sales reached $55 million in 2012 (2011: $9 million).

In Germany, sales fell by 30% to $775 million (2011: $1,189 million; 2010: $1,235 million), mainly driven by market entries of generic versions of Atacand (sales declined to $141 million; 2011: $255 million; 2010: $252 million), Seroquel IR (sales declined to $31 million; 2011: $127 million; 2010: $113 million) and Seroquel XR (sales declined to $93 million; 2011: $151 million; 2010: $100 million).

In the UK, a 22% decrease in sales to $668 million (2011: $866 million; 2010: $1,022 million) reflected strong volume erosion on Seroquel IR and Seroquel XR (sales declined to $58 million; 2011: $120 million; 2010: $124 million), following generic entrants. Sales of Nexium decreased by 59% to $17 million (2011: $41 million; 2010: $89 million) and sales of Arimidex decreased by 85% to $4 million (2011: $28 million; 2010: $114 million), both following the impact of a full year of generic penetration. The decrease in UK sales was partially offset by the solid performance of Symbicort, up 6% to $328 million (2011: $312 million; 2010: $272 million).

Sales in France decreased by 18% to $1,314 million (2011: $1,740 million; 2010: $1,889 million), driven largely by volume erosion on Nexium, Atacand, Zomig and Arimidex, following generic entrants, and the impact from the disposal of Astra Tech, which was not entirely offset by the strong growth of Crestor and the successful launch of Seroquel XR, which had sales of $37 million. Sales in Spain and Italy were down by 22% to $510 million (2011: $708 million; 2010: $788 million) and by 15% to $876 million (2011: $1,113 million; 2010: $1,198 million), respectively, mainly driven by generic entrants and the implementation of price and prescription controls associated with existing and new austerity measures.

Established ROW

Sales in Established ROW decreased by 14%. The key products with sales growth in 2012 were Symbicort, Seroquel XR, Onglyza, Faslodex and Iressa.

Canada

The trend in Canada indicates that provinces will continue to introduce policy changes that drive cost savings and exert pricing pressure on new and existing medicines (for example, conditional listings, product listing agreements and bulk purchasing), while providing reasonable patient access to innovative medicines.

Due to the loss of exclusivity for Crestor in Canada in April 2012, and the continued impact of the ‘at risk’ launch of a generic version of Nexium by a competitor in 2011, total Canadian sales decreased by 31% to $1,090 million (2011: $1,604 million; 2010: $1,510 million). Combined sales of Crestor,

Nexium, Symbicort, Seroquel IR and Seroquel XR were $742 million (2011: $1,171 million; 2010: $1,055 million).

Japan

Sales in Japan decreased by 5% to $2,904 million (2011: $3,064 million; 2010: $2,617 million). Strong performance from Crestor, Symbicort, Faslodex and Iressa was largely offset by biennial price cuts imposed in April 2012.

Crestor sales grew by 4%, becoming the number one brand in the statin market in Japan. Symbicort sales grew 12%, backed by additional therapeutic indications for SMART and COPD.

Nexium achieved sales of $78 million in its first full year after launch, with sales accelerating following the lifting in October of the two week prescription limit imposed by the Japanese Ministry of Health, Labour and Welfare on new medicines during the first year from launch.

Our oncology business remains one of the leaders in Japan based on the performance of established brands including Iressa, Arimidex, Zoladex and Casodex. Faslodex, launched in November 2011, achieved sales of $58 million in its first full year in the market.

Other Established ROW

Our sales in Other Established ROW showed a decline of 12% to $1,086 million (2011: $1,233 million; 2010: $1,049 million). Australian sales were impacted by price cuts triggered by loss of exclusivity of Seroquel IR and Arimidex in April 2012, as well as by price reductions due to the Australian government’s therapeutic group policy, which impacted Crestor and Atacand. Price reductions were partially offset by performance of Crestor, Nexium and Symbicort, which all gained market share. Crestor achieved a 28.1% volume share in the statin class and became the number one drug in the statin market in Australia following loss of exclusivity of atorvastatin. Brilinta was successfully launched in Australia with reimbursement through the Australian pharmaceutical benefits scheme becoming available from August. Brilinta achieved formulary listing in the vast majority of hospitals in Australia in 2012. Marketing authorisation was obtained for Symbicort pMDI in Australia.

72	AstraZeneca Annual Report and Form 20-F Information 2012

Crestor continues to face challenges from generic competitors. The patent protecting Crestor in Australia has been challenged. Details of this matter are included in Note 25 to the Financial Statements from page 184.

Emerging Markets

In Emerging Markets, our sales increased by 4% to $5,752 million (2011: $5,763 million; 2010: $5,198 million), which was principally driven by growth in China and Russia.

In many of the larger markets, such as Brazil and Mexico, patients tend to pay directly for prescription medicines and consequently these markets are at less risk of direct government interventions on pricing and reimbursement. In other markets such as South Korea, Taiwan and Turkey, where governments pay for medicines, we are seeing continued efforts to reduce the cost of prescriptions in line with the systems in Western Europe, Canada and Australia. Some strong growth markets such as Vietnam are also implementing price and volume controls in an attempt to control government spending.

Emerging Europe

Sales in Emerging Europe grew by 2% to $1,165 million (2011: $1,244 million; 2010: $1,165 million) driven by increased sales in Russia and Romania, which more than offset reduced sales in Turkey.

We have continued to build our presence in Russia, where sales increased by 17% to $314 million (2011: $284 million; 2010: $232 million) mainly due to increased sales of Symbicort by 24%, Nexium by 93%, Crestor by 14% and Seroquel XR by 154%, driven by growth in the retail segment. We have also consolidated our position among the growth leaders in the hospital and regional reimbursement segments.

In Romania, we delivered a strong performance with sales up 19% to $161 million (2011: $154 million; 2010: $119 million), largely as a result of sales of Atacand increasing by 34%, Seroquel XR increasing by 41%, Crestor increasing by 10% and Symbicort increasing by 4%. In Turkey, a decrease in sales to $252 million (2011: $297 million; 2010: $304 million) reflected the additional price and prescription controls imposed by the Turkish government in late 2011.

China

Our sales in China (excluding Hong Kong) increased by 17% to $1,512 million (2011: $1,261 million; 2010: $1,047 million). Sales of products in our Cardiovascular and Respiratory & Inflammation Therapy Areas continue to grow ahead of the market, driven by strong performances of Crestor, Betaloc Zok and Pulmicort Respules. Sales of Nexium and Symbicort grew strongly by 27% and 50% respectively, while our mature gastrointestinal and oncology brands experienced challenges from government pricing reductions. In 2012, we saw Zoladex 10.8mg successfully launched in China, the expansion of our co-promotion with BMS to achieve listing of Onglyza into key hospitals, and a new collaboration formed between AstraZeneca and Ironwood to co-develop and co-commercialise linaclotide in China. We continue to be one of the leading multinational pharmaceutical companies in China.

Emerging Asia Pacific

Sales in Emerging Asia Pacific decreased by 3% to $923 million (2011: $968 million; 2010: $890 million). This decline was driven by India, where sales decreased by 29% to $67 million (2011: $110 million; 2010: $92 million), due primarily to supply issues; continued government interventions on pricing in countries such as Thailand, where sales decreased by 7% to $97 million (2011: $106 million; 2010: $114 million); and by Vietnam, where sales decreased by 4% to $45 million (2011: $47 million; 2010: $37 million). This was partially offset by sales growth in Indonesia, up 7% to $39 million (2011: $39 million; 2010: $34 million); South Korea, up 4% to $239 million (2011: $235 million; 2010: $213 million); and Malaysia, up 6% to $73 million (2011: $70 million; 2010: $66 million).

Other Emerging ROW

Sales in Other Emerging ROW were flat at $2,152 million (2011: $2,290 million; 2010: $2,096 million), with increased sales in Latin America, Egypt, Maghreb, Saudi Arabia and the Gulf States balanced by reduced sales in South Africa and Israel.

The Latin American pharmaceutical market continues to grow, underpinned by a reasonably stable political and economic climate. However, in many of the countries, the majority of the growth in the market is being captured by generics, branded generics and private label product offerings, often from local, non-multinational, companies.

In Latin America, our sales were down 1% to $1,331 million (2011: $1,455 million; 2010: $1,392 million). This was driven by declines in Mexico, down 22%, and Brazil, down 5%. Brazil continued to feel the effects of the loss of exclusivity on Seroquel IR and Crestor with year-on-year declines of 54% and 39% respectively. Growth of Seloken, Faslodex and older products such as Diprivan and Meronem helped to compensate for this development. In Mexico, challenging market conditions and the impact of an ‘at risk’ generic version of Crestor, resulted in weak performance with sales in Mexico declining by 22%. This was partially offset by sales growth in Venezuela (up 41%) and Argentina (up 24%). All key brands achieved double digit growth in Argentina (Nexium, Crestor, Atacand, Symbicort and Seroquel XR) and growth of more than 40% in Venezuela (Crestor, Symbicort, Seroquel XR, Atacand, Zoladex and Arimidex).

Successful product launches in the year included Brilinta and Kombiglyze XR in Mexico, Colombia and Argentina, and Vimovo in Brazil, Colombia and Argentina. Faslodex 500mg was launched in the fourth quarter of 2012 in Argentina, and is expected to launch in the first half of 2013 in Brazil and Venezuela.

In the Middle East and Africa, despite political challenges arising from the ‘Arab Spring’ revolutions, we further accelerated our growth with sales up 3%. Our largest markets were South Africa, Saudi Arabia and the Gulf States.

AstraZeneca Annual Report and Form 20-F Information 2012	73

Additional Information | Glossary

Glossary

Market definitions

United States of America	Other Established Markets		Emerging Markets
US	Western Europe	Japan	Emerging Europe	China	Other Emerging ROW
	Austria		Albania*		Egypt
	Belgium	Canada	Belarus*	Emerging Asia Pacific	Gulf States
	Denmark		Bosnia and Herzegovina	Bangladesh*	Israel*
	Finland	Other Established ROW	Bulgaria	Cambodia*	Latin America
	France	Australia	Croatia	Hong Kong	Lebanon*
	Germany	New Zealand	Czech Republic	India	Maghreb
	Greece		Estonia*	Indonesia*	Saudi Arabia
	Iceland*		Georgia*	Laos*	South Africa
	Ireland		Hungary	Malaysia
	Italy		Kazakhstan*	Philippines
	Luxembourg*		Latvia*	Singapore
	Netherlands		Lithuania*	South Korea
	Norway		Macedonia*	Sri Lanka*
	Portugal		Poland	Taiwan
	Spain		Romania*	Thailand
	Sweden		Russia	Vietnam*
	Switzerland		Serbia and Montenegro*
	UK		Slovakia
Slovenia*
Turkey
Ukraine*

Rest of World means Other Established Markets and Emerging Markets.

Established Markets means the US and Other Established Markets.

Established ROW means Canada, Japan and Other Established ROW.

Latin America includes Argentina, Brazil, Chile, Colombia, Costa Rica*, El Salvador*, Guatemala*, Honduras*, Mexico, Nicaragua*, Panama*, Peru* and Venezuela.

Gulf States includes Bahrain*, Dubai*, Kuwait*, Oman*, Qatar* and UAE.

Maghreb means Algeria, Morocco and Tunisia*.

*IMS Health, IMS Midas Quantum Q3 2012 data is not available or AstraZeneca does not subscribe for IMS Health quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Allotted	Issued
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Interest payable	Interest expense
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Profit and loss account	Income statement/consolidated statement of comprehensive income
Share premium account	Premiums paid in excess of par value of Ordinary Shares
Short-term investments	Redeemable securities and short-term deposits

AstraZeneca Annual Report and Form 20-F Information 2012	209

Important information for readers of this Annual Report

Cautionary statement regarding forward-looking statements

The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Principal risks and uncertainties section from page 75 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast.

Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates

AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies.

Statements of competitive position, growth rates and sales

In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2012 obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. For the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IMS Health National Prescription Audit and IMS National Sales Perspectives for the 12 months ended 31 December 2012; such data is not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period. Except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 54 countries contained in the IMS Health MIDAS Quantum database, which amounted to approximately 92% (in value) of the countries audited by IMS Health.

AstraZeneca websites

Information on or accessible through our websites, including astrazeneca.com, astrazenecaclinicaltrials.com and medimmune.com, does not form part of and is not incorporated into this Annual Report.

External/third party websites

Information on or accessible through any third party or external website does not form part of and is not incorporated into this Annual Report.

Figures

Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers.